[redacted]

10027117

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Annual Audited Report Form X-17A-5 Part III	Facing Page Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 8-30177

Report For the Period Beginning January 1, 2009 (MM/DD/YY) **and Ending** December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:

KeyBanc Capital Markets Inc.

Official Use Only
34-1391952
FIRM ID. NO.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

Key Tower, 127 Public Square
(No. and Street)

Cleveland	Ohio	44114
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Mr. Jason J. Maiher, Chief Financial Officer — (216) 689-5960
(Area Code—Telephone Number)

SEC Mail Processing
Section

B. ACCOUNTANT IDENTIFICATION

FEB 2 6 2010

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name—if individual, state, last, first, middle name)

Washington, DC
110

Ernst & Young LLP

Suite 1300, 925 Euclid Ave.		Cleveland	Ohio	44115-1476
(Address)	**Number and Street**	**City**	**State**	**(Zip Code)**

Check One:

- [✓] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in U.S. or any of its possessions.**

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (1-78)

mk

AB
3/6

OATH OR AFFIRMATION

I, **Jason J. Maiher** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **KeyBanc Capital Markets Inc.** as of **December 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors are classified as customer accounts (debits $0, credits $0)

JANET C. BURNS
NOTARY PUBLIC • STATE OF OHIO
Recorded in Medina County
My commission expires Mar. 26, 2011

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Annual Audit Report

For the period from January 1, 2009 to December 31, 2009

KeyBanc Capital Markets Inc.
(Name of Respondent)

Key Tower

127 Public Square

Cleveland, Ohio 44114

(Address of principal executive office)

Mr. Jason J. Maiher
Chief Financial Officer
KeyBanc Capital Markets Inc.

Key Tower

127 Public Square
Cleveland, Ohio 44114
Telephone No. (216) 689-5960

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

KeyBanc Capital Markets Inc.

(A Wholly Owned Subsidiary of KeyCorp)

Financial Statements and Schedules

December 31, 2009

The following financial statements and schedules of KeyBanc Capital Markets Inc. are submitted herewith:

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, OH 44115-1476

Tel: +1 216 861 5000
Fax: +1 216 583 2271
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
KeyBanc Capital Markets Inc.

We have audited the accompanying statement of financial condition of KeyBanc Capital Markets Inc. (the "Company") as of December 31, 2009, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KeyBanc Capital Markets Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Cleveland, Ohio
February 24, 2010

KeyBanc Capital Markets Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Statement of Financial Condition
December 31, 2009
(In Thousands)

Assets		
Cash and cash equivalents	$	6,364
Receivable from brokers and dealers		81,078
Receivable from customers		7,960
Securities purchased under agreements to resell		274,628
Securities owned:		
Marketable, at fair value		724,047
Not readily marketable, at estimated fair value		23,510
Other investments		3,968
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $2,484		657
Other receivables		21,551
Other assets		13,692
	$	1,157,455
Liabilities and stockholder's equity		
Liabilities:		
Securities sold under agreements to repurchase	$	442,458
Payable to brokers and dealers		38,485
Payable to customers		6,162
Securities sold, but not yet purchased		264,660
Accrued compensation		58,331
Accounts payable, accrued expenses and other liabilities		33,699
		843,795
Stockholder's equity:		
Preferred stock, without par value; authorized 500 shares; none issued		–
Common stock, stated value $4.00 per share; 250 shares authorized, issued, and outstanding		1
Additional paid-in capital		239,204
Retained earnings		74,455
		313,660
	$	1,157,455

See accompanying notes to the financial statements.

KeyBanc Capital Markets Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Statement of Income

Year Ended December 31, 2009

(In Thousands)

Revenues	
Commissions	$ 28,528
Principal transactions	116,821
Underwriting and investment banking	82,316
Interest and dividends	22,825
Other revenues	2,696
	253,186
Expenses	
Employee compensation and benefits	112,145
Interest	9,133
Floor brokerage and clearance	4,574
Communications	2,234
Occupancy and equipment	7,828
Promotion and development	6,222
Data processing	19,273
Goodwill impairment	6,086
Management fee paid to affiliate	8,829
Processing fee paid to affiliate	7,405
Other	8,483
	192,212
Income before income taxes	60,974
Provision for income taxes:	
Federal:	
Current	20,482
Deferred	1,755
State and local	2,256
	24,493
Net income	$ 36,481

See accompanying notes to the financial statements.

KeyBanc Capital Markets Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2009

(In Thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2009	$ 1	$ 239,204	$ 37,974	$ 277,179
Net income	–	–	36,481	36,481
Balance at December 31, 2009	$ 1	$ 239,204	$ 74,455	$ 313,660

See accompanying notes to the financial statements.

KeyBanc Capital Markets Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Statement of Cash Flows

Year Ended December 31, 2009
(In Thousands)

Operating activities	
Net income	$ 36,481
Adjustments to reconcile net income to net cash used for operating activities:	
Depreciation	870
Impairment of goodwill	6,086
Loss on retirement of furniture, equipment and leasehold improvements	455
Deferred compensation	2,751
Deferred income taxes	1,755
Changes in operating assets and liabilities:	
Decrease in receivable from customers	58,506
Decrease in receivable from brokers and dealers	72,242
Increase in securities owned	(302,118)
Increase in other receivables	(15,875)
Decrease in other assets	4,240
Decrease in payable to customers	(13,331)
Decrease in payable to brokers and dealers	(77,556)
Increase in securities sold, but not yet purchased	113,345
Decrease in accrued compensation	(5,432)
Increase in accounts payable, accrued expenses and other liabilities	2,862
Net cash used for operating activities	(114,719)
Investing activities	
Net decrease in furniture, equipment and leasehold improvements	632
Financing activities	
Increase in securities purchased under agreement to resell	(135,458)
Increase in securities sold under agreements to repurchase	243,428
Decrease in other investments	510
Net cash provided by financing activities	108,480
Decrease in cash and cash equivalents	(5,607)
Cash and cash equivalents at beginning of year	11,971
Cash and cash equivalents at end of year	$ 6,364

See accompanying notes to the financial statements.

1. Significant Accounting Policies

KeyBanc Capital Markets Inc. (the Company) is a wholly owned subsidiary of KeyCorp (the Parent).

The Company is engaged in the business of a securities broker and dealer, which is comprised of underwriting and investment banking, and principal and agency transactions.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of the short-term nature of the financial instrument, approximate fair value.

Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Cash and cash equivalents represent cash in banks and excess cash invested with banks overnight in short-term instruments.

Receivable from customers includes amounts due on cash transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the statement of financial condition.

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements. It is the Company's policy to maintain possession of collateral. The Company monitors the risk of loss by assessing the market value of the underlying securities as compared to the related receivable or payable, including accrued interest, and requests additional collateral when deemed appropriate. Substantially all repurchase and resale activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

Securities borrowed of $2,609, which are included in receivable from brokers and dealers, are carried at the amounts of cash collateral advanced and received in connection with these transactions.

1. Significant Accounting Policies (continued)

Securities owned and securities sold, but not yet purchased are carried at fair value, and unrealized gains and losses are included in revenues from principal transactions. Information pertaining to the Company's accounting policy for fair value measurements is summarized below under the heading "Fair Value Measurements".

Investment banking revenue (other than underwriting revenue) is recorded as the income is earned and the related services are performed. Underwriting revenue is recorded upon completion of the underwriting.

Reimbursements received for out-of-pocket expenses incurred by the Company on behalf of outside parties are netted against the expense incurred.

Furniture and equipment are depreciated on the straight-line method over their estimated useful lives varying from 3 to 40 years. Leasehold improvements are amortized on the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter, and vary from 1 to 15 years.

Goodwill represents the amount by which the cost of net assets acquired in a business combination exceeds their fair value. During the first quarter of 2009, a review of impairment indicators by the Parent prompted additional impairment testing of the carrying amount of the Company's goodwill. Based on the results of this testing, the Company recorded a $6,086 pre-tax impairment charge resulting in the full write-off of the Company's goodwill.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Significant Accounting Policies (continued)

Fair Value Measurements

Fair value is the price to sell an asset or transfer a liability in an orderly transaction between market participants in the Company's principal market. It represents an exit price at the measurement date. Market participants are buyers and sellers who are independent, knowledgeable, and willing and able to transact in the principal (or most advantageous) market for the asset or liability being measured. Current market conditions, including imbalances between supply and demand, are considered in determining fair value.

The Company values its assets and liabilities in the principal market where it sells the particular asset or transfers the liability with the greatest volume and level of activity. In the absence of a principal market, the valuation is based on the most advantageous market (i.e., the market where the asset could be sold at a price that maximizes the amount to be received or the liability transferred at a price that minimizes the amount to be paid).

In measuring the fair value of an asset, the Company assumes the highest and best use of the asset by a market participant to maximize the value of the asset, and does not consider the intended use of the asset. The Company also considers whether any credit valuation adjustments are necessary based on the counterparty's credit quality.

When measuring the fair value of a liability, the Company assumes that the nonperformance risk associated with the liability is the same before and after the transfer. Nonperformance risk is the risk that an obligation will not be satisfied and encompasses not only the Company's own credit risk (i.e., the risk that the Company will fail to meet its obligation), but also other risks such as settlement risk (i.e., the risk that upon termination or sale, the contract will not settle). The Company considers the effect of its own credit risk on the fair value for any period in which fair value is measured.

There are three acceptable techniques that can be used to measure fair value: the market approach, the income approach and the cost approach. Selecting the appropriate technique for valuing a particular asset or liability depends on the exit market, the nature of the asset or liability being valued, and how a market participant would value the same asset or liability. Ultimately, determination of the appropriate valuation method requires significant judgment. Moreover, applying the valuation techniques requires sufficient knowledge and expertise.

1. Significant Accounting Policies (continued)

Valuation inputs refer to the assumptions market participants would use in pricing a given asset or liability. Observable inputs are assumptions that are based on market data and obtained from an independent source. Unobservable inputs are assumptions based on the Company's own information or assessment of assumptions used by other market participants in pricing the asset or liability. Unobservable inputs are based on the best and most current information available on the measurement date.

All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy that gives the highest ranking to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest ranking to unobservable inputs (Level 3). Fair values for assets or liabilities classified as Level 2 are based on one or a combination of the following factors: (a) quoted market prices for similar assets; (b) observable inputs, such as interest rates or yield curves; or (c) inputs derived principally from or corroborated by observable market data. The level in the fair value hierarchy ascribed to a fair value measurement in its entirety is based on the lowest level input that is significant to the measurement. The Company considers an input to be significant if it drives 10% or more of the total fair value of a particular asset or liability. Assets and liabilities may transfer between Levels based on the observable and unobservable inputs used at the valuation date, as the inputs may be impacted by certain market conditions.

Typically, assets and liabilities are considered to be fair valued on a recurring basis if fair value is measured regularly. At a minimum, the Company conducts its valuations quarterly.

Additional information regarding fair value measurements and disclosures is provided in Note 11 ("Fair Value Measurements"), which begins on page 8.

(In Thousands)

1. Significant Accounting Policies (continued)

Determining Fair Value When Volume and Level of Activity Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued new accounting guidance regarding the determination of fair value when the volume and level of activity for an asset or liability have significantly decreased and the transactions are not orderly. Guidance is provided for: (i) estimating fair value in accordance with the accounting guidance on fair value measurements when the volume and level of activity for an asset or liability have significantly decreased and (ii) identifying circumstances that indicate that a transaction is not orderly. This guidance emphasizes that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions (i.e., not a forced liquidation or distressed sale). This guidance was effective for interim and annual periods ending after June 15, 2009 (effective June 30, 2009, for the Company). Adoption of this accounting guidance did not have a material effect on the Company's financial condition or results of operations.

Subsequent Events

In May 2009, the FASB issued a new accounting standard regarding subsequent events, which provides authoritative accounting literature for a topic that was previously addressed only in the auditing standards. This accounting guidance is similar to the previous standard, with some exceptions that do not result in significant changes in practice. This new guidance was effective on a prospective basis for interim or annual financial periods ending after June 15, 2009 (effective June 30, 2009, for the Company). In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued. Financial statements are considered issued when they are widely distributed to financial statement users or filed with the SEC. In compliance with applicable accounting standards, all material subsequent events have been either recognized in the financial statements or disclosed in the notes to the financial statements.

(In Thousands)

1. Significant Accounting Policies (continued)

FASB Accounting Standards Codification

In June 2009, the FASB issued accounting guidance that establishes the Codification as the single source of authoritative nongovernmental GAAP. As of the effective date, all existing accounting standard documents were superseded, and all other accounting literature not included in the Codification will be considered nonauthoritative. The Codification was launched on July 1, 2009, and was effective for interim and annual periods ending after September 15, 2009 (effective September 30, 2009, for the Company).

Improving Disclosures About Fair Value Measurements

In January 2010, the FASB issued new accounting guidance which will require new disclosures regarding certain aspects of an entity's fair value disclosures and clarifies existing fair value disclosure requirements. The new disclosures and clarifications are effective for interim and annual reporting periods beginning after December 15, 2009 (effective January 1, 2010, for the Company), except for disclosures regarding purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements, which are effective for interim and annual periods beginning after December 15, 2010 (effective January 1, 2011, for the Company).

2. Securities Owned and Securities Sold, but not yet Purchased

Securities owned and securities sold, but not yet purchased, at December 31, 2009, consist of the following:

	Securities Owned, at Fair Value	Securities Sold, but not yet Purchased
SECURITIES		
U.S. government obligations	$278,288	$212,901
Corporate obligations	220,066	47,968
State and municipal government obligations	122,342	—
Other securities	23,510	2,220
Stocks and warrants	8,301	1,571
Banker's acceptances, certificates of deposit and commercial paper	95,050	—
	$747,557	$264,660

(In Thousands)

2. Securities Owned and Securities Sold, but not yet Purchased (continued)

Securities not readily marketable include securities for which there is no market on a national securities exchange or no independent publicly quoted market. The Company held $23,510 of such securities at December 31, 2009 which are included in the table above under "Other securities".

3. Short-Term Borrowings

The Company enters into unsecured borrowings with the Parent and other banks under renewable lines of credit. At December 31, 2009, the Company had ongoing credit arrangements of $1,900,000 with the Parent and $140,000 with third party financial institutions. Interest on these lines of credit is based on prevailing short-term market rates. At December 31, 2009, the Company had no outstanding balances on these commitments.

Securities sold under agreements to repurchase bear interest at rates ranging from 0% to 1.10% and are collateralized by firm-owned securities with a fair value of $442,555 at December 31, 2009.

Total interest paid in 2009 on short-term borrowings was $9,133.

4. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and its affiliates.

(In Thousands)

4. Related-Party Transactions (continued)

The Parent and affiliated companies provide certain support services to the Company. Such services include legal, human resources, payroll, tax, risk management, insurance, communications, facilities, distribution, printing and computer processing. The Company may be provided these services under one or more service agreements with the respective providing affiliate. Charges from affiliates for 2009 were:

Occupancy and equipment	$ 5,598
Insurance	1,779
Processing fee	7,405
Management fee	8,829
	$23,611

The Company has entered into certain revenue sharing agreements with several lines of businesses of affiliates. Revenues from affiliates for 2009 were $2,325 from these agreements.

5. Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis.

The difference between the income tax expense and the amount computed by applying the statutory federal tax rate of 35% to income before taxes is the following:

Income before income taxes times 35% statutory federal tax rate	$21,341
State income tax, net of federal tax benefit	1,466
Goodwill impairment	2,130
Disallowed meals and entertainment	336
Customer gifts > $25	13
Other	(793)
Total income tax expense	$24,493

(In Thousands)

5. Income Taxes (continued)

Deferred federal income tax expense for the year ended December 31, 2009, consists of the following:

Employee compensation accruals	$ (3,235)
Non-tax accruals	4,697
Depreciation and amorization	965
State taxes	585
Sale of exchange memberships	(1,281)
Other	24
Deferred tax expense	$ 1,755

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities (classified in other assets) as of December 31, 2009, are as follows:

Deferred tax assets:	
Employee compensation accruals	$ 9,456
Depreciation	1,197
Other	492
Total deferred tax assets	11,145
Deferred tax liabilities:	
Non-tax accruals	4,676
Sale of exchange memberships	1,293
State taxes	51
Other	168
Total deferred tax liabilities	6,188
Net deferred tax assets	$ 4,957

5. Income Taxes (continued)

An assessment is conducted of all available evidence to determine the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded. This evidence includes taxable income in prior periods, projected future taxable income and projected future reversals of deferred tax items. Based on these criteria, the Company believes it is more-likely-than-not the net deferred tax asset will be realized in future periods.

Total income taxes paid to the Parent were $19,063 for the year ended December 31, 2009.

Effective December 1, 2007 the Company adopted the accounting guidance for Accounting for Uncertainty in Income Taxes, which is an interpretation of the existing guidance on accounting for income taxes. This guidance on accounting for uncertainty in income taxes prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under this accounting guidance, tax positions are recognized in the financial statements when it is more likely than not, the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely (more-likely-than-not) of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The guidance also revises disclosure requirements to include an annual tabular roll forward of unrecognized tax benefits. The Company's management believes there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken at December 31, 2009.

6. Commitments and Contingencies

Litigation

In the ordinary course of business, the Company is a defendant in various lawsuits incidental to its securities business. In view of the number and diversity of claims against the Company and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. The Company provides for costs relating to these matters when a loss is probable and the amount can be reasonably estimated. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters will not have a material adverse effect on the financial condition of the Company.

(In Thousands)

6. Commitments and Contingencies (continued)

Obligations Under Noncancelable Leases

Aggregate commitments under operating leases for office space and equipment in effect as of December 31, 2009, with initial or remaining noncancelable lease terms in excess of one year are approximately $5,417 payable as follows: 2010 – $2,699; 2011 – $1,584; 2012 – $549; 2013 – $306, 2014 – $170 and $109 thereafter. Certain of these leases have escalation clauses based on certain increases in costs incurred by the lessor and renewal options. Rental expense and sublease rental income amounted to $3,301 and $1,715, respectively, for the year ended December 31, 2009.

Guarantees

The Company, on behalf of the McDonald Ohio Tax Credit Fund, an affiliated limited partnership, has pledged and deposited $495 into escrow accounts as collateral for three equity bridge loans with a state housing agency to secure loans between the state housing agency and the borrower in which the affiliated limited partnership has an interest. The Company maintains collateral to indebtedness of the borrower equal to or greater than 100% as defined. Excess collateral may be returned to the Company as payments are made by the borrower on the loan. The equity bridge loans are due in June 2010.

7. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (the Rule) of the Securities and Exchange Commission and the net capital rules of the New York Stock Exchange, Inc. (the Exchange), of which the Company is a member. The Company has elected to use the alternative method permitted by the Rule which requires that the Company maintain minimum net capital, as defined, equal to 2% of aggregate debit balances arising from customer transactions, as defined. The Exchange may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit balances.

Net capital and aggregate debit balances change from day to day. At December 31, 2009, the Company's net capital under the Rule was $204,812 or 2,779% of aggregate debit balances, and $203,812 in excess of the minimum required net capital.

8. Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event the customer is unable to fulfill its contractual obligations. The Company maintains cash and accounts on a delivery-verses-payment and receipt-verses-payment basis for its customers located throughout the United States.

The Company, as a part of its normal brokerage activities, assumes short positions on securities. The establishment of short positions exposes the Company to off-balance sheet risk in the event prices change, as the Company may be obligated to cover such positions at a loss. The Company enters into short positions in United States government bonds in order to manage the interest rate risk related to trading positions in corporate bonds, mortgage-backed securities and United States government securities. The Company enters into short positions in corporate stocks in the ordinary course of operation related to its NASDAQ trading activities.

As a securities broker and dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with the nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' or counterparties' abilities to satisfy their obligations to the Company. The Company monitors concentrations of credit risk on both an individual and group counterparty basis and seeks to limit the risk through consideration of numerous factors, including the financial strength of counterparties and industry segments, reviewing the size of positions or commitments, and analyzing the expected duration of positions. Where considered necessary, the Company requires a deposit of additional collateral, or a reduction of securities positions.

9. Derivative Financial Instruments

A derivative instrument is a contract whose value is based on the performance of an underlying financial asset, index, or other investment. The Company enters into derivative contracts, including exchange-traded futures and options on futures, in the normal course of business to manage exposure for loss due to market risk. Market risk is the potential for changes in the value of the instrument due to changes in market conditions. The Company's exposure to market risk is determined by a number of factors, including the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

(In Thousands)

9. Derivative Financial Instruments (continued)

Derivative instruments are generally based on notional values that are used to determine future cash flows to be exchanged. Derivative financial instruments are carried at fair value and are included in securities owned and securities sold, but not yet purchased on the Statement of Financial Condition. Net gains and losses on derivative transactions are recorded in principal transactions on the Statement of Income. Exchange-traded derivatives are valued based on quoted market prices.

In addition, the Company enters into other contractual commitments that include securities transactions on a TBA (To be Announced) basis. TBA transactions represent forward contracts pertaining to undefined pools of mortgages, including collateralized mortgage obligations (CMO's), which give the Company the right to receive or obligation to deliver mortgage securities in the future. At December 31, 2009, the fair value of the Company's commitment to purchase and sell under these contracts was $458,258 and $580,392, respectively. Mortgage securities purchased or sold as a result of fulfilling these commitments are recorded on settlement date.

10. Employee Benefit Plans

Employees of the Company are covered under a 401(k) plan sponsored by the Parent. The plan permits eligible employees to contribute from 1% to 25% of eligible compensation with up to 6% being eligible for matching contributions in the form of KeyCorp common shares. The plan also permits the distribution of a discretionary profit-sharing component. The Company has committed to a 3% profit-sharing allocation for 2010 for eligible employees as of December 31, 2010. For the year ended December 31, 2009, the Company's contribution expense was $1,058.

Effective December 31, 2009, the Parent amended the pension plan to freeze all benefit accruals. Interest will continue to be credited to participants' account balances until participants receive their plan benefits. The plan was closed to new employees as of December 31, 2009.

Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under group medical and dental plans and postretirement health care and life insurance plans established by the Parent. Costs related to the plans incurred by the Parent on behalf of the Company's employees are allocated to the Company based on management's estimate of the Company's proportionate share of the related costs. For the year ended December 31, 2009, the Company's allocated costs were $7,331.

11. Fair Value Measurements

Fair Value Determination

As defined in the applicable accounting guidance for fair value measurements and disclosures, fair value is the price to sell an asset or transfer a liability in an orderly transaction between market participants in the Company's principal market. The Company has established and documented its process for determining the fair values of its assets and liabilities, where applicable. Fair value is based on quoted market prices, when available, for identical or similar assets or liabilities. In the absence of quoted market prices, management determines the fair value of the Company's assets and liabilities using valuation models or third-party pricing services. Both of these approaches rely on market-based parameters, when available, such as interest rate yield curves, option volatilities and credit spreads or unobservable inputs. Unobservable inputs may be based on management's judgment, assumptions and estimates related to credit quality, liquidity, interest rates and other relevant inputs.

Valuation adjustments, such as those pertaining to counterparty and the Company's own credit quality and liquidity, may be necessary to ensure that assets and liabilities are recorded at fair value. Credit valuation adjustments are made when market pricing is not indicative of the counterparty's credit quality.

When recent transactions for identical or similar instruments are not observable, liquidity valuation adjustments are made to the fair value to reflect the uncertainty in the pricing and trading of the instrument. Liquidity valuation adjustments are based on the following factors:

- the amount of time since the last relevant valuation;
- whether there is an actual trade or relevant external quote available at the measurement date; and
- volatility associated with the primary pricing components.

11. Fair Value Measurements (continued)

The Company ensures that fair value measurements are accurate and appropriate through various controls, including:

- an independent review and approval of valuation models;
- a detailed review of profit and loss conducted on a regular basis; and
- a validation of valuation model components against benchmark data and similar products, where possible.

Valuation methodologies are refined as more market-based data becomes available and changes to valuation methodologies are reviewed by management to ensure they are relevant and justified.

Qualitative Disclosures of Valuation Techniques

Securities are classified as Level 1 when quoted market prices are available in an active market for identical securities. Level 1 securities include exchange-traded equity securities. If quoted prices for identical securities are not available, management determines fair value using pricing models or quoted prices of similar securities. These instruments, classified as Level 2, include highly liquid government bonds, securities issued by the U.S. Treasury, municipal bonds and certain agency collateralized mortgage obligations. Inputs to the pricing models include actual trade data (i.e., spreads, credit ratings and interest rates) for comparable assets and standard inputs such as yields, broker/dealer quotes, bids and offers. Where there is limited activity in the market for a particular instrument, we use internal models based on certain assumptions to determine their fair value. The Company holds a student loan asset-backed security that is classified as Level 3. Inputs for the Level 3 internal models include expected cash flows from the underlying loans, which take into account expected default and recovery percentages, market research, and discount rates commensurate with current market conditions.

(In Thousands)

11. Fair Value Measurements (continued)

The value of our repurchase and reverse repurchase agreements, trade date receivables and payables, and short positions is driven by the valuation of the underlying securities. The underlying securities may include equity securities, which are valued using quoted market prices in an active market for identical securities, resulting in a Level 1 classification. If quoted prices for identical securities are not available, fair value is determined by using pricing models or quoted prices of similar securities, resulting in a Level 2 classification. Inputs include spreads, credit ratings and interest rates for the interest rate-driven products. Inputs include actual trade data for comparable assets, and bids and offers for the credit-driven products. Credit-driven securities include corporate bonds and mortgage-backed securities, while interest rate-driven securities include government bonds, U.S. Treasury bonds and other products backed by the U.S. government.

Certain assets and liabilities are measured at fair value on a recurring basis in accordance with GAAP. These assets and liabilities are measured at fair value on a regular basis. The following table presents our assets and liabilities measured at fair value on a recurring basis.

	December 31, 2009			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets measured on a recurring basis:				
Securities owned:				
U.S. government obligations	$ —	$278,288	$ —	$ 278,288
Corporate obligations	—	220,066	—	220,066
State and municipal government obligations	—	122,342	—	122,342
Other securities	—		23,510	23,510
Stocks and warrants	8,301	—	—	8,301
Banker's acceptances, certificates of deposit and commercial paper	95,050	—	—	95,050
Total securities owned	103,351	620,696	23,510	747,557
Securities purchased under agreements to resell	—	274,628	—	274,628
Trade date receivable	8,169	34,536	—	42,705
Total assets on a recurring basis at fair value	$111,520	$929,860	$23,510	$1,064,890
Liabilities measured on a recurring basis:				
Securities sold under agreements to repurchase	$ —	$442,458	$—	$ 442,458
Securities sold, but not yet purchased:				
U.S. government obligations	—	212,901	—	212,901
Corporate obligations	—	47,968	—	47,968
Other securities	—	2,220	—	2,220
Stocks and warrants	1,571	—	—	1,571
Total securities sold, but not yet purchased	1,571	263,089	—	264,660
Trade date payable	—	18,057	—	18,057
Total liabilities on a recurring basis at fair value	$1,571	$723,604	$—	$725,175

(In Thousands)

11. Fair Value Measurement (continued)

Changes in Level 3 Fair Value Measurements

The following table shows the change in the fair values of the Company's Level 3 financial instruments for the twelve months ended December 31, 2009.

	Trading Account Assets
Balance at December 31, 2008	$24,995
(Losses) gains:	
Included in earnings	(1,485)
Included in other comprehensive income (loss	—
Purchases, sales, issuances and settlements	—
Net transfers in (out) of Level 3	—
Balance at December 31, 2009	$23,510
Unrealized (losses) gains included in earnings	($1,485)

Supplementary Information

Pursuant To Rule 17a-5 of

The Securities Exchange Act of 1934

December 31, 2009

KeyBanc Capital Markets Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2009
(In Thousands)

Net capital		
Total stockholder's equity from statement of financial condition		$ 313,660
Deductions and/or charges:		
Nonallowable assets:		
Unsecured receivable from customers	136	
Securities owned not readily marketable	23,510	
Investment in and receivables from affiliates and associated partnerships	3,892	
Furniture, equipment and leasehold improvements	657	
Other receivables	-	
Other assets	18,514	
		46,709
Additional charges for customers' and noncustomers' security accounts	83	
Aged fails-to-deliver	91	
Other deductions and/or charges	214	
		388
		47,097
Net capital before haircuts on security positions		266,563
Haircuts on security positions:		
Contractual security commitments	7,359	
Trading and investment securities:		
Money market instruments	1,900	
U.S. and Canadian government obligations	16,817	
State and municipal obligations	8,169	
Corporate obligations	26,164	
Corporate stocks	1,245	
Other Securities	55	
Undue concentration	42	
		61,751
Net capital		$ 204,812

KeyBanc Capital Markets Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 (continued)

December 31, 2009
(In Thousands)

Computation of alternative net capital requirement		
2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of December 31, 2009		147
Excess net capital	$	203,812
Percentage of net capital to aggregate debit items		2779%
Net capital in excess of		
4% of aggregate debit items	$	204,517
5% of aggregate debit items	$	204,443

See accompanying report of Independent Registered Public Accounting Firm.

KeyBanc Capital Markets Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2009
(In Thousands)

Credit items		
Free credit balances and other credit balances in customers' security accounts	$	4,919
Customers' securities failed-to-receive		5,640
Credit balances in firm accounts which are attributable to principal sales to customers		3
Market value of stock dividends, stock splits and similar distributions receivable outstanding over thirty calendar days		–
Market value of short securities and credits in all suspense accounts over seven business days		31
Other		
Total credits		10,593
Debit items		
Debit balances in customers' cash and margin accounts		7,369
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		–
Failed to deliver of customers' securities not older than thirty calendar days		–
Aggregate debit items		7,369
Less 3%		221
Total debits		7,148
Excess of total credits over total debits	$	3,445
Amount on deposit in Reserve Bank Account	$	6,000

See accompanying report of Independent Registered Public Accounting Firm.

KeyBanc Capital Markets Inc.
(A Wholly Owned Subsidiary of KeyCorp)

Schedule III

Information Relating to the Possession
or Control Requirements under Rule 15c3-3

December 31, 2009
(In Thousands, Except Number of Items)

Market valuation and number of items:	
1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2009 (for which instructions to reduce to possession or control had been issued) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	–
A. Number of items.	–
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2009, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ 5
A. Number of items.	1

See accompanying report of Independent Registered Public Accounting Firm.

KeyBanc Capital Markets Inc.
(A Wholly Owned Subsidiary of Keycorp)

Schedule IV

Reconciliation of Computation of Net Capital Pursuant to Rule 17a-5(d)(4)

December 31, 2009

There were no material differences in the aggregate amount or individual amounts between the net capital and aggregate debit items reported in these financial statements and the net capital and aggregate debit items reported on the amended Form X-17A-5 filed by the Company on February 24, 2010.

See accompanying Report of Independent Registered Accounting Firm

KeyBanc Capital Markets Inc.
(A Wholly Owned Subsidiary of Keycorp)

Schedule V

Reconciliation of Computation for Determination of Reserve Requirements Pursuant to Rule 17a-5(d)(4)

December 31, 2009

There were no material differences in the aggregate amount or individual amounts between the excess of total debits over total credits reported in these financial statements and the excess of total debits over total credits reported in the Company's December 31, 2009, unaudited Form X-17a-5, Part II.

See accompanying Report of Independent Registered Accounting Firm.

Ernst & Young
Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, OH 44115-1476
Tel: +1 216 861 5000
Fax: +1 216 583 2271
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors and Stockholder
KeyBanc Capital Markets Inc.

In planning and performing our audit of the financial statements of KeyBanc Capital Markets Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Cleveland, Ohio
February 24, 2010

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, OH 44115-1476
Tel: +1 216 861 5000
Fax: +1 216 583 2271
www.ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Board of Directors and Stockholder
KeyBanc Capital Markets Inc.

We have performed the procedures enumerated below, which were agreed to by The Board of Directors, Stockholder and management of KeyBanc Capital Markets Inc. (the "Company"), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period April 1, 2009 through December 31, 2009. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on Form SIPC-7T to cash disbursement records entries including the general ledger and bank statements.

   There were no findings.

2. Compared the amounts reported on the Statement of Income (Loss) derived from the FOCUS reports and the general ledger to amounts reported on Form SIPC-7T for the period April 1, 2009 through December 31, 2009.

   There were no findings.

3. Compared any adjustments reported on Form SIPC-7T with the FOCUS reports for the period April 1, 2009 through December 31, 2009.

   There were no adjustments.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings.

ERNST & YOUNG

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Cleveland, Ohio
February 24, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215

202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

030177 FINRA DEC
KEYBANC CAPITAL MARKETS INC 13*13
127 PUBLIC SQ # 4-01-27-0712
CLEVELAND OH 44114-1217

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jason J. Maiher (216)689-5960

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 489,338

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (181,865)

August 14, 2009
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 307,473

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 307,473

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $307,473

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

McDonald Investments Inc.

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KeyBanc Capital Markets Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 24th day of February, 20 10.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions: